Mail Stop 6010

March 19, 2007

Via Facsimile and U.S. Mail

Mr. Daniel S. Goldberger
Chief Operating Officer
XCorporeal, Inc.
11150 Santa Monica Blvd., Suite 340
Los Angeles, CA   90025

> **RE: XCorporeal, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed March 15, 2007**
> **File No. 1-31608**

Dear Mr. Goldberger:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A#1 dated February 13, 2007 (filed March 15, 2007)

Item 4-01. Changes in Registrant's Certifying Accountant

1.   We note that in response to our comment letter dated February 20, 2007, you only provided additional disclosure to indicate that there have been no disagreements between the Company and your former accountants, Amisano Hanson, Chartered Accountants, during the interim period through February 13, 2007, the date of dismissal. Whenever a company files an amendment to an Item 4.01 Form 8-K to add additional disclosure, the Form 8-K/A must include all of the disclosures of the original Form 8-K plus the new disclosure. You cannot incorporate by reference the original disclosures into the Form 8-K/A. Also, whenever an Item 4.01 Form 8-K is amended to add additional disclosure, the Form 8-K/A must include a new Exhibit 16 letter from the former accountant.

2.   As a reminder, please furnish a cover letter keying your responses to our comments. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       If you have any questions, please call David Burton at (202) 551-3626.

                                                Sincerely,

                                                David Burton
                                                Staff Accountant